

08005687

October 31, 2008

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549

Re: SEC File No. 082-35028
Kenedix Realty Investment Corporation (the "Company")
Rule 12g3-2(b) Exemption: Documents

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Enclosed herewith and listed in Annex A are English translations, versions and summaries of documents and enclosed herewith and listed in Annex B are brief descriptions of Japanese documents for which no English version has been prepared.

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Izumi Akai or Junko Urabe of Sullivan & Cromwell LLP, Otemachi First Square East, 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004 (telephone: 81-3-3213-6140; facsimile: 81-3-3213-6470).

Very truly yours,

Kenedix Realty Investment Corporation

By
Name: Taisuke Miyajima
Title: Executive Director

(Enclosures)

cc: Izumi Akai, Esq.
Junko Urabe, Esq.
(Sullivan & Cromwell LLP)

TOKYO:372652

RECEIVED
2008 NOV -3 A 11:10

File No. 082-35028

Annex A

English Translations, Versions and Summaries

1. Report to the Unitholders for the Sixth Fiscal Period (from November 1, 2007 to April 30, 2008).
2. Financial Report for the Fiscal Period Ended April 30, 2008.
3. Notice Concerning Debt Financing Interest Rate Determination dated July 29, 2008.
4. Notice Concerning Debt Financing and Interest- Rate Swap Agreement dated July 29, 2008.
5. Notice Concerning Property Sale Settlement (Hakata Ekimae Dai-2 Building) dated July 30, 2008.
6. Notice Concerning Concluding Interest-Rate Swap Agreement dated July 31, 2008.
7. (Revised) Notice Concerning Concluding Interest-Rate Swap Agreement dated August 4, 2008.
8. (Revised) Notice Concerning Concluding Interest-Rate Swap Agreement dated August 5, 2008.
9. Notice Concerning Debt Financing Interest Rate Determination dated August 21, 2008.
10. Notice Concerning Debt Financing Interest Rate Determination dated August 27, 2008.
11. Notice Concerning Debt Financing dated August 28, 2008.
12. (Revised) Notice Concerning Debt Financing dated August 28, 2008.
13. Notice Concerning the Change of Property Name dated August 28, 2008.
14. Notice Concerning Property Acquisition Settlement and Amendments Regarding Property Details (KDX Hamamatsucho Dai-2 Building) dated September 1, 2008.
15. Notice Concerning the Change for the Asset Management Company Important Employees dated September 11, 2008.
16. Notice Concerning Debt Financing dated September 18, 2008.
17. Notice Concerning Debt Financing and Conclusion of Memorandum of Understanding on Commitment Line Agreement dated September 26, 2008.

18. Notice Concerning Announcement of Operating Forecasts for the Fiscal Period Ending April 30, 2009 dated October 23, 2008.
19. Notice Concerning Debt Financing dated October 27, 2008.
20. Notice Concerning Debt Financing Interest Rate Determination (Series 32) dated October 29, 2008.
21. Notice Concerning Debt Financing Interest Rate Determination dated October 29, 2008.

Annex B

Brief Description of Japanese Documents for which no English Language Version has been Prepared

1. Securities Report, dated July 25, 2008, for the business period ended April 30, 2008.

   The securities report contains information pertaining to the outline of the Company, its business, operating results, financial condition and financial statements for the period ended April 30, 2008.

2. Amendment to Registration Statement, dated July 25, 2008.

   The amendment describes changes regarding the Registration Statement, dated February 7, 2007.

3. Amendment to Registration Statement, dated July 25, 2008.

   The amendment describes changes regarding the Registration Statement, dated April 26, 2007.